Exhibit 99.1

FOR RELEASE June 8, 2010

Pure Nickel Starts Drilling MAN Alaska;
Update on Summer Programs

TORONTO, ON: Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to provide an update on its exploration activities for the coming summer season.

Highlights

  Drilling commences on the MAN Alaska project (nickel)
  New claims staked at the Rainbow project, Nunavut (gold)
  Rockcliff Resources moves forward on the Tower project, Manitoba (copper)

MAN Alaska

Pure Nickel and its project partner, ITOCHU Corporation of Tokyo have agreed to spend US$ 7.5 million on the MAN project in Alaska. This represents a 70% increase over the 2009 budget of US$ 4.4 million. The first drill began turning on June 4.

Pure Nickel President and CEO, David McPherson commented, “As a result of the successful 2009 program we have identified high priority targets on both Alpha and Beta complexes for this summer’s program. Significant new perspectives have been developed from our geophysical work which included deployment of the ZTEM or Z-Axis Tipper Electromagnetic system, and extensive use of a new technology, Fluxgate Ground TEM.”

The 2010 summer drilling program is expected to complete approximately 8,000 metres. The program will employ two fly drills drilling concurrently for most of the program. The first drill started turning on the Beta complex and the second will begin on the Alpha complex in mid-June.

Since the end of the 2009 program, Pure Nickel has invested in advanced 3-D imaging software allowing the company to develop new 3-D models for the MAN project. These models are proving invaluable in increasing our understanding of the apparently deeply placed mineral anomalies hosted on the MAN property.

It is expected that the full program will run to mid-September, weather permitting.

Larry Hulbert, P.Geo. is Pure Nickel's Chief Consulting Geologist and is the designated Qualified Person (Q.P.) for the MAN Project. Phillip Mudry, P.Geo. is the Chief Exploration Consultant for Pure Nickel Inc. and is supervising drill hole planning, implementation and quality control/quality assurance programs at the MAN project for 2010.

Rainbow, Nunavut

Pure Nickel recently expanded this property by 19 claims which amounts to an eight fold increase of contiguous holdings bringing the Rainbow property to 200 sq. km. The enlarged claim group covers a 40km belt of sulphide-bearing oxide iron formation and basic volcanics. The anomaly was discovered by Falconbridge-Noranda during the course of a 2004 nickel exploration program and was found to host several gold occurrences. The property has geological characteristics analogous to Agnico-Eagle’s Meadowbank and Meliadine properties, which are located approximately 420 km NNE and 380 km NE respectively, of Rainbow. Agnico-Eagle Mines brought Meadowbank into production earlier this year at an expected annual rate of 350,000 ounces of gold.

One of the 2004 discoveries at Rainbow was 13.1 grams of gold per tonne (g/t) over 2.14 metres of core from a drill hole that tested a geophysical anomaly for nickel mineralization. Other discoveries resulted from routine analysis of grab samples collected in the course of geological mapping and prospecting. Such samples from three localities, each separated by approximately 1 km, returned 1.34 g/t, 3.39 g/t and 8.97 g/t. A fifth discovery resulted from analysis of grab samples taken along a reconnaissance prospecting traverse 17 km northeast of the original claim group and now within Pure Nickel’s claim block. The first sample from the anomalous outcrop assayed 26.5 g/t and a field duplicate yielded 18.25 g/t.

Pure Nickel is currently designing an exploration program and budget for the property and expects to announce its plans within the next several weeks.

Dallas Davis, P.Eng., is the designated QP for the Rainbow Project.

Tower Extension, Manitoba

Rockcliff Resources Inc. is proceeding to earn in to the Tower Extension VMS claims. This property is contiguous with Pure Nickel’s William Lake claims in the Thompson Nickel Belt. For 2010, Rockcliff’s plans are to initiate exploration to include the completion of gridding, a DPEM surface geophysical survey and a diamond drilling program of at least 3,000 metres.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Alison Tullis
Senior Account Manager
T. (416) 868-1079
Email: Alison@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com